SM Energy and Civitas Resources Merger Joint Conference Call November 3, 2025 Filed by SM Energy Company Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Civitas Resources, Inc. Commission File No.: 001-35371 The following communication is a transcript of an investor call jointly hosted by SM Energy Company (the “Company” or “SM Energy”) and Civitas Resources, Inc. (“Civitas” or “Civitas Resources”) on November 3, 2025.

SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025

Internally Generated Transcript

CORPORATE PARTICIPANTS

Wade Pursell, *SM Energy Executive Vice President and Chief Financial Officer*

Herb Vogel, *SM Energy Chief Executive Officer*

Wouter Van Kempen, *Civitas Interim Chief Executive Officer*

Beth McDonald*,* *SM Energy President and Chief Operating Officer*

PARTICIPANTS

Scott Hanold, *RBC Capital Markets, Managing Director – Energy Research*

Leo Mariani, *Roth Capital Partners, Managing Director – Sr Research Analyst*

Phillip Jungwirth, *BMO Capital Markets, Managing Director – Equity Research, US Energy*

John Abbott , *Wolf Research LLC, Vice President – E&P Research Analyst*

Oliver Huang, *TPH & Co., Director*

David A Deckelbaum, *TD Securities, Managing Director – Sustainability & Energy Transition – Oil & Gas E&P Research Analyst*

Noel Parks, *Tuohy Brothers Investment Research Inc, Managing Director – CleanTech & E&P*

Bill Dezellem*,* *Tieton Capital Management., Founder, President & Chief Investment Officer*

Geoff Jay, *Daniel Energy Partners, Partner*

PRESENTATION

Operator (Cheri)

Greetings. Welcome to SM Energy Company and Civitas Resources Merger Joint Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the

2

3 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 conference, please press star zero on your telephone keypad. Please note this conference is being recorded. I will now turn the conference over to Wade Pursell, Executive Vice President and Chief Financial Officer. Thank you, you may begin. Wade Pursell Thank you, Cheri. Good morning, everyone and thank you for joining us on this very exciting day in the history of our companies. Our call today is to discuss SM Energy Company and Civitas Resources’ merger announcement. Earlier this morning, we issued a press release and posted a presentation to our website. We hope that you’ve had a chance to review both of those. During today’s call we will be making forward-looking statements which consist of statements that cannot be confirmed by reference to existing information, including statements regarding our beliefs, goals, expectations, forecasts, projections, and future performance, and the assumptions underlying the statements. Please note there are a number of factors that will cause actual results to differ materially from our statements. Also, please recognize that, except as required by applicable law, we undertake no duty to update any forward-looking statements and you should not place undue reliance on such statements. We may also refer to certain non-GAAP financial measures and metrics to help facilitate comparisons across periods and with peers. Please refer to slides 2 and 3 in the presentation posted earlier this morning for additional discussion of forward-looking statements and non-GAAP measures. Today’s prepared remarks will be given by SM Energy Company’s Chief Executive Officer, Herb Vogel and President and Chief Operating Officer, Beth McDonald, and Civitas Resources’ Interim Chief Executive Officer, Wouter Van Kempen. I’ll now turn the call over to Herb. Herb? Herb Vogel Thanks, Wade. Good morning, everyone and thank you for joining us today. Earlier this morning, we announced that we’ve entered into a merger agreement with Civitas Resources. Wouter, Beth, and I are excited to share how this transformational merger delivers superior value for both SM Energy’s and Civitas’ stockholders. This is more than just a combination of two companies; it is a remarkable opportunity that creates value-enhancing scale, value-driven synergies, and value- accretive substance in the form of significant free cash flow generation. Before handing the call over to Wouter for a few remarks, I want to extend my congratulations to Wouter and the entire Civitas team for building Civitas into a leading sustainable energy producer. Today’s transaction reflects the exceptional talent and operational excellence they’ve cultivated. I look forward to seeing what our two companies can achieve as one, stronger organization. I'll now turn the call over to Wouter. Wouter? Wouter Van Kempen

4 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 Thanks, Herb, and good morning, everyone. Thank you for joining us. Today marks a very significant milestone for both Civitas and SM Energy. We firmly believe this merger unlocks new potential to deliver enhanced shareholder value and achieve outcomes that neither company could reach independently. While our asset portfolios and operational practices share many advantages, it’s the integration of our strong technical teams that will truly elevate our performance – bringing out the very best of both organizations to sharpen our competitive edge and drive increased returns. The advantages of scale are clear. Our industry continues to consolidate into larger, financially robust enterprises that lead with top-tier operational and environmental standards. This combined company will be well-positioned to responsibly produce energy supplies, making people’s lives better and contributing to energy security and prosperity, while delivering sustainable value to our shareholders. We’re confident that shareholders from both companies will recognize the meaningful synergies this merger affords, and we’re eager to move swiftly through integration and earn market recognition for the value we see in our unified organization. Finally, I want to acknowledge our employees. Today’s announcement would not have been possible without the dedication and talent of our people – Civitas’ greatest assets. I extend my sincere thanks to each and every employee for your commitment to one another, and our mission of delivering long-term shareholder value while advancing sustainable energy development. I will now turn it over to Beth to walk you through the highlights of the transaction. Beth McDonald Thank you, Wouter. I’ll begin on slide 4. As Herb said, this is a remarkable opportunity. One that creates a company with value-enhancing scale consisting of a premier portfolio across the highest-return U.S. basins, delivers a step-change in free cash flow enabling sustained capital returns, and enhances trading liquidity with broader investor appeal. We have brought together two highly complementary portfolios and teams to generate value- driven synergies which are identifiable, achievable, and deliverable by proven management. The synergies are expected to drive greater accretion, accelerate debt reduction and deliver through- cycle returns. Our returns-based technical focus will unlock significant value, and our people, processes, and infrastructure will work together to capture identified synergies and accelerate integration. Stockholders will benefit from accretion on key financial metrics and from the substance of this transaction, which is the expected significant free cash flow that the combined company will generate. On a per-share basis, the transaction provides significant cash flow, debt adjusted cash flow, free cash flow, and NAV accretion, even before synergies. We will prioritize applying free cash flow – along with any proceeds from opportunistic divestitures we plan to pursue – to debt reduction, while maintaining a sustainable quarterly fixed dividend of $0.20/share until we reach our leverage target of one times. Upon reaching our target, we plan to direct our free cash flow toward growing our regular dividend and upholding a consistent stock repurchase program. Finally, but certainly not last, we are proud of the excellent safety and environmental track record of both companies and are committed to continuing that legacy.

5 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 Turning to slide 5, this combination results in a step-change in scale showcasing a premier portfolio. Pro forma, as of June 30, 2025, the company holds over 800,000 net acres in four contiguous states, and production totaled approximately 526 thousand barrels of oil equivalent per day. Estimated net proved reserves pro forma as of year end 2024 totaled nearly 1.5 billion barrels of oil equivalent. The combined company has approximately 50% of the production and remaining locations in the Permian Basin. The step-change in scale, across these top tier assets, will drive differentiated free cash flow and sustained stockholder value. On slide 6, you can see the contribution to value-enhancing scale that is provided by our positions in the highest return U.S. shale basins. Each of these basins provides unique value and competitive returns which will further strengthen our technical expertise and bolster our ability to deliver synergies across all assets. I’m now on slide 7. As the combined company’s cornerstone asset, the Permian position represents nearly half of the pro forma Boe production and just under half of the year end 2024 estimated net proved reserves on an oil equivalent basis. This premier asset is also a source of potential inventory growth in new horizons that we are currently delineating. We are excited about each of our 4 core areas, as they will deliver strong free cash flow, generate highly economic returns, and collectively provide multiple opportunities for inventory growth. With slide 8, we will showcase the value-enhancing scale this combination provides through a relative size comparison. The transaction transforms the pro-forma company into a top 10 U.S. independent oil-focused producer, better positioned as an attractive investment due to the step- change in free cash flow, net equivalent production, and enterprise value. We expect this expanded scale will appeal to a broader universe of institutional investors and will increase pro- forma trading liquidity. We now turn our attention to the value-driven synergies that bolster this combination. The combined technical expertise is expected to unlock significant value and drive synergies. Our proven technical team has repeatedly demonstrated differentiated technical abilities, generating meaningful value across SM Energy’s legacy core assets. By leveraging advanced technology and fostering a collaborative, inquisitive culture that challenges paradigms and solves complex problems, we achieve operational excellence. Our recent integration success—powered by exceptional talent, streamlined process, and robust technology—instills confidence in our ability to deliver a cohesive outcome. We recognize the great performance of the Civitas team and a similar culture of technical excellence and look forward to welcoming members to collaborate and learn from each other to create value for our stockholders together. Moving to slide 10, let’s spend a few minutes looking at our plans to enhance stockholder value by delivering identifiable and achievable annual synergies totaling $200 million, with upside potential to $300 million. We believe the complementary operations lead to significant pro forma annual synergies that are achievable post-integration. We have identified approximately $70 million of overhead and G&A synergies, with $25 million of potential upside, driven by a streamlined corporate structure and optimized G&A across the combined asset base. On the drilling and completion side, we have identified approximately $100 million of synergies with a potential for an additional $50 million. We expect to achieve these synergies through

6 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 improved capital efficiency, an optimized drilling program, and lower LOE with integration and scale. The combined company will benefit from swapping learnings to lower drilling and completion costs while continuing to deliver highly economic wells. On the operations front, we expect the combined company to benefit from several opportunities from Civitas’ low-cost operations and SM’s technical focus to lower costs and increase performance. We anticipate gaining purchasing power, de-bundling services, bringing recurring costs in-house and optimizing our operations with machine learning and AI. Reducing our cost of capital is the next identifiable and achievable synergy that will enhance stockholder value. The previously mentioned cost and operating synergies will accelerate debt reduction and provide interest savings, and we also expect to be able to opportunistically refinance certain tranches of debt at a lower cost of capital due to an improved credit profile. We estimate achievable cost of capital savings at $30 million with potential upside for an additional $25 million. Neither of these estimates include the potential for cost of capital synergies if we achieve investment grade status. As is apparent from our diligence to date, we believe the identified and achievable synergies will enhance stockholder value in the near-term, reduce debt faster and create a sustainable return of capital program. Next, slide 11 showcases how the combination of our two companies provides for value-accretive substance, as we realize significant accretion across key financial metrics, before synergies. The identified and achievable value-enhancing annual run rate synergies of $200 million to $300 million, meaningfully increase the free cash flow generation of the pro-forma company. We plan to prioritize free cash flow to debt reduction with a path to one times net leverage by year end 2027 at $65 WTI. At $60 WTI, leverage is expected to be slightly higher at 1.4 times at year end 2027. While we are encouraged that leverage is at a manageable level, we will seek to reduce debt faster through opportunistic asset sales at the appropriate time. Scale, diversification, and synergy-enhanced free cash flow strengthen the pro forma company’s credit profile. Several opportunities to accelerate the achievement of our leverage target exist through an optimized drilling program and, as mentioned before, potential asset sales. We will evaluate those as part of our effort to continue to maximize free cash flow generation and improve the pro forma balance sheet. Turning to stockholder returns, we remain firmly committed to our sustainable quarterly fixed dividend, at $0.20/share. The previous Board authorized $500 million share repurchase program remains in effect. This transaction is highly accretive on a per-share basis, which is why our near- term policy and priority is reducing debt and strengthening the balance sheet. Once we achieve our leverage target of near one times, buybacks will become a larger part of our capital return program; and even before then, we never rule out the possibility of opportunistically repurchasing shares. Taken together, this financial policy provides stockholders with value-accretive substance through an attractive mix of disciplined balance sheet prioritization, consistent capital returns through a sustainable fixed dividend and future share buybacks upon achieving our one times leverage target. I’m now on slide 12, looking at the manageable maturities of the pro-forma debt profile. As of Q3, combined liquidity totaled $4.4 billion. The well-staggered maturities provide opportunity to reduce

7 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 debt with the significant free cash flow generated pro-forma, through potential asset sales, and through reduced interest cost upon refinancing enabled by an enhanced credit profile. Moving to slide 13, the pro-forma company will be recognized as a dependable leader of sustainability and stewardship, building stronger communities through responsible action. Each of the top-tier assets contributes to this recognition as a premier operator. Stepping back, I’m now on slide 14. This strategic combination is transformational, delivering superior value to stockholders – immediate and significant per share accretion and long-term value creation. This merger is about creating something stronger together than either company would achieve on its own. Cheri (Operator) we are now ready to take questions. Q&A Session Operator Thank you. If you would like to ask a question, please press star, one, on your telephone keypad and a confirmation tone will indicate your line is in the question queue. You may press star, two, if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star key. One moment while we poll for questions. Our first question is from Scott Hanold with RBC Capital Markets. Please proceed. Scott Hanold Managing Director – Energy Research, RBC Capital Markets Yeah, thanks all. For my first question this morning, I was wondering if you give us a little bit of color on the process in terms of how you all came up with the relative value allocation to each in the merger ratio. I guess I was a bit surprised that some SM shareholders aren't a majority owner here? Herb Vogel Scott, I'll start and then see if Wouter wants to add anything on that. It was pretty much balanced based on ways of market traded over time and we looked at the appropriate shares based on market trading and the values of the assets that both were contributing. So, it's a pretty logical, straightforward sort of approach. Wouter Van Kempen Interim CEO, Civitas Yeah, nothing to add. Wade Pursell And on a per share basis, the results are quite accretive.

8 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 Scott Hanold Managing Director – Energy Research, RBC Capital Markets Okay, thanks. My follow up is on, Beth, you had mentioned a few times potential asset divestitures to help get leverage there. And I think obviously that's going to be an important aspect of this merger and seeing that leverage ratio get down faster than hopefully than you all provided here. So hopefully that's very conservative. But can you give us a sense of when you think about divestitures, what would you consider as non-core type assets? What would be at the top of the pecking order? Beth McDonald I think it's a little bit premature or early to tell you specifics about what asset we would go after. I think if you look back at what the assets are that we really value are ones that generate high free cash flow, but in turn ones that have a runway of strong, highly economic returns. And so we'll balance those as well as the commodity price environment, as we look to what assets we could potentially sell. Scott Hanold Managing Director – Energy Research, RBC Capital Markets Okay. Is this a process that may take a while? Like when will you have identified those potential assets? Do you guys have something in mind or will it be something more into 2026 as you get the combined entity together? Beth McDonald Yes, Scott. It'll be more into 2026. Our focus right now is on successful integration of the two businesses and making sure that execution happens in a safe way as well. And so we'll be focused on that, but we'll also be looking at that prioritization at the same time. Scott Hanold Managing Director – Energy Research, RBC Capital Markets Thank you. Operator Our next question is from Leo Mariani with Roth MKM. Please proceed. Leo Mariani Managing Director – Sr Research Analyst, Roth Capital Partners LLC. Hi, good morning. Wanted to just follow up a little bit on the synergy here. So, you guys identified as your base case, $200 million. Can provide a little bit of color around the timing there? And then with respect to operational synergies of $100 million to $150 million as the upside case? Can you provide a little bit more color around how you get there? I mean, there's not too much in the way of asset overlap between the two companies. So just wanted to dive a little bit more on the synergies here, please. Herb Vogel

9 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 Hey, Leo, thanks for joining. I'll just start by saying we're not assuming any synergies for 2026. So, this is really the run rate for 2027, and Beth can elaborate on all the synergies that we've assumed. Beth McDonald So I'll quickly hit on the fact that we think on a G&A front as well as the cost of capital front the $70 million and $30 million are relatively low. We think we can reach the upside potential there. And as it relates to the operational synergies, there's really quite a bit actually when you look at the overall technical team. Let's start with the fact that we'll combine the best people and the best practices among both of these great organizations. Beyond there, we know that we can swap our learnings. We have joint learnings. We know that they drill some of the longest laterals in the DJ Basin, and with that, combined with our landing zones and completion designs, we think can be differential for performance. When you look across the planning side of the Permian and within the Midland Basin, we can really plan for efficiencies. So, when you look at our drilling rigs, our frac fleets and our drill out crews, the faster that we go, the more efficient that we go and in a safe way, we can actually get to greater capital efficiency together with the combined activity levels. So, there are those pieces as well as what I mentioned on the call, which were really bundling, de-bundling services, bringing recurring costs in-house – think chemicals – utilizing field gas and recycled water. Those kind of things just continue to elevate with scale. And so we really see that there is differential operational synergies in this transaction. Wade Pursell I might add on the cost on the capital, just to be clear on the cost of capital, I think we've been pretty modest on the assumption there, something like 100 basis point savings. And if you look at the combined, the improvement of the credit profile, and look at where the coupons are versus where we could be going in the market, that's pretty easy to see. We certainly haven't assumed anything in the investment grade area. This is a path toward that. Pretty good check mark on the scale side, now focused on getting leverage down below one times and enhancing that further. Herb Vogel And Leo, I’ll add one other thing. Just when we reflect back on our combination with XCL we found that some teams can get quite complacent in the way they do things and that gets challenged when you look really closely and you're working together with another and it's how much more shows up than you expect because of that fresh look and we expect to see fresh looks from both sides here on this one. Leo Mariani Managing Director – Sr Research Analyst, Roth Capital Partners LLC. Okay. Very, very thorough answer. Appreciate that. And then wanted to ask on the leverage side, so you spoke to a couple of cases – the $65 and $60 oil case. Obviously, strip is unfortunately a little closer to $60 over the next couple of years. So as you’re looking at it, in the $60 scenario, do you have a better sense of when you guys get to that one times leverage in your models here? Wade Pursell Yeah. You know, it’ll depend on several things, Leo. One is we haven't put forth our plan for next year from an activity standpoint. If it stays down in that area, you know that we focus on free cash

10 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 flow maximization, certainly not production. So it would be logical to assume that just putting the two companies together and if prices stay low, you might have an activity profile that's somewhat less than the combined looks right now, just again based on free cash flow generation. And that would certainly enhance the de-levering effort. That'll be one factor, then certainly a big factor will be divestiture opportunities. And when that happens, other than that, it's hard to project too far ahead beyond next year at this point. Leo Mariani Managing Director – Sr Research Analyst, Roth Capital Partners LLC. Okay. And your kind of assumption on leverage, I assume don't assume any divestiture opportunities? That's more just paying off debt with free cash flow over time? Wade Pursell That would be the base case. Exactly. Leo Mariani Managing Director – Sr Research Analyst, Roth Capital Partners LLC. Okay. Thank you. Wade Pursell Thank you. Operator Our next question is from Phillip Jungwirth with BMO Capital Markets. Please proceed. Phillip Jungwirth Managing Director – Equity Research, US Energy, BMO Capital Markets Thanks. Good morning, guys. In the Midland SM has always operated in the north and western sides of the basin. A lot of the Civitas acreage is going to be more south or east. How do you view the different trade-offs, opportunities and also challenges of this part of the basin versus where you've historically operated? Beth McDonald Yeah. Hi, Phillip, it's Beth. Just wanted to have a little point of clarification there. One of our anchor assets that really was a foothold into the Midland Basin was Sweetie Peck. And so that's actually in the southern part of the Midland Basin. And we have an extreme amount of knowledge of the entire Midland Basin and how the geology changes across that. And so we'll continue to just look at that and really bolster our technical abilities by combining both teams together. So, we look at it just like we would our Sweetie Peck acreage, as well as a complementary base for the Howard County acreage. And we see significant synergies there.

11 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 Phillip Jungwirth Managing Director – Equity Research, US Energy, BMO Capital Markets Okay, great. And then following up on the prior question, in the deck you did note 1.4 times expected leverage by year end 2027 at $60 – a little high versus our model. But just without getting into the details, is there any high-level framework or assumptions you're using here? I assume it's just kind of a maintenance production and CapEx outlook, but want to make sure? Wade Pursell It's a very conservative, that type of outlook, exactly. Phillip Jungwirth Managing Director – Equity Research, US Energy, BMO Capital Markets. Okay. Thanks. Operator Our next question is from John Abbott with Wolf Research. Please proceed. John Abbott Vice President – E&P Research Analyst, Wolf Research LLC Thank you very much for taking our questions. My first question is back to the synergies. It's really on are some of these sort of synergies driven also by the individual programs that the two companies are already executing on? For example, Civitas was already executing on a $100 million optimization program, and then maybe they would expand upon that. So I guess when you come to that synergy number, how much of this is already being baked in on an individual company basis versus the pro forma basis? Beth McDonald Yeah. Hey, John, there are none that are baked in from the Civitas plan. These are actually going forward with the new pro forma company and the synergies that we identified and we believe are achievable together. John Abbott Vice President – E&P Research Analyst, Wolf Research LLC Appreciate it. And then my next question is really for Wouter. You know, if we go back to second quarter results, there was a discussion of the desire for looking for more consistent operational performance and that would drive value. I mean, we haven't seen that as of yet. The deal's been announced before that. So why do the deal? Why was this the appropriate decision for Civitas at this time versus letting the execution, operations side play out first. Wouter Van Kempen Interim CEO, Civitas Yeah. So thanks, John. And obviously we're not announcing our earnings here today. We're announcing our earnings on Friday, so can’t talk about that, but in the end you can never time deals in a perfect way and you never know what shows up at what time. I can tell you that from our side and the Civitas side from the entire Civitas team, everybody's been working really, really

12 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 hard on the third quarter to make sure that we deliver on the promises that we're making. And we have those discussions at our August conference call. And in the end, this is the right time to do it as this is the right opportunity. This makes both companies a lot stronger. So we're very excited about it. John Abbott Vice President – E&P Research Analyst, Wolf Research LLC Thanks very much for taking our questions. Operator Our next question is from Oliver Huang with TPH and Company. Please proceed. Oliver Huang Director, TPH & Co Good morning all and thanks for taking the questions. For my first question, maybe just to follow up in terms of just when we're thinking about each of your respective basins on a pro forma basis, is there one where you would potentially look to let oil volumes roll a bit more meaningfully? If we're talking about oil prices being in the $50 to $55 range next year? Beth McDonald I would say at this point, it's a little premature to answer that question. We love all four of our basins, and if you look at slide 6 in the presentation, it really focuses on the advantages and the unique value that each of those bring. And so we'll use that in conjunction as we build our 2026 pro forma plan. Oliver Huang Director, TPH & Co Okay. That makes sense. And for my second question, just had a quick question around inventory. I was doing some rough math around your pro forma net locations highlighted in slide 5. If we think about the SM and Civitas stand alone programs this year, I think it's roughly 400 net 10,000 foot equivalent locations of lateral turn in lines that imply roughly six years of inventory. So trying to get a better understanding of what is included within the assumption of that 2,400 total shown in the slide and what you all feel might fall into the upside bucket, that would not have been reflected in that figure. Beth McDonald Yeah. So really when you're looking at the Enverus inventory, we all kind of know that's backward looking. So that's really the minimum amount of inventory that we would expect going forward. It doesn't include a lot of the upside that we're excited about and that we've talked about, you know, as far as Woodford Barnett, Upper Cube, so there's multiple zones that we're delineating now that aren't reflected in that amount right now. And so, we see upside there. Also, as you heard Wade talk about future, and we look at the current commodity price environment, and the activity level there will probably slow down a bit. Again, we're focused on free cash flow generation and maximization of that free cash flow to increase time to debt reduction. But a resulting factor that comes out of that is that your inventory is prolonged a bit.

13 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 Oliver Huang Director, TPH & Co Okay. Sounds good. Thanks for the time. Operator Our next question is from David Deckelbaum with TD Cowen. Please proceed. David A Deckelbaum Managing Director – Managing Director – Sustainability & Energy Transition – Oil & Gas E&P Research Analyst, TD Cowen Congrats, Herb, Wouter and Beth. Appreciate you guys taking my questions. I'm curious, as you as you looked at the synergies, particularly just given the increased scale in areas like the Midland, do the announced synergies envision any capital optimization between assets, perhaps emphasizing capital allocation to the Midland versus perhaps some other areas? Or should we mostly assume that those slides are kind of combining the current plans as we see them today? Beth McDonald It's a combination of both, David. So it's a combination of combining the plan to an optimal drilling program, but it's also really around capital efficiency and learnings, right? So we also think that we have price negotiation, potential purchasing power with scale, and that we can really plan for efficiency through our drilling completions and drill out crews. Keeping those busy within the Midland Basin among all of our acreage will just help drive those efficiencies even further. David A Deckelbaum Managing Director – Managing Director – Sustainability & Energy Transition – Oil & Gas E&P Research Analyst, TD Cowen Appreciate that. And I know you've been asked, a few times already about asset sales and you mentioned them earlier. You also laid out obviously the priority on deleveraging post this deal, perhaps at the expense of returns of capital to shareholders. So, I guess how do you think about the priority of divesting non-core assets? And do you already internally have sort of an absolute dollar target that you would be looking to pursue? Beth McDonald No, not at this time. You know, it's really early in the process. And like I said before, we're really focused on the execution and the integration of the deal. In the meantime, we'll prioritize what assets really make sense, especially as we go into the current commodity price environment. So we just have more work to do. There's not a specific dollar amount that we're targeting. You can back into dollar amounts that could show you what asset sales are needed with these synergies to get us to one times faster. Wade Pursell It wouldn't be a lot. Beth McDonald

14 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 Yeah, it's not a lot. David A Deckelbaum Managing Director – Managing Director – Sustainability & Energy Transition – Oil & Gas E&P Research Analyst, TD Cowen Thank you all. Operator Our next questions is from Noel Parks with Tuohy Brothers. Please proceed. Noel Parks Managing Director – CleanTech and E&P, Tuohy Brothers Investment Research Inc. Hi, good morning. I just had a couple. I think one thing I found interesting is that in the Permian, the degree of overlap is not particularly high between the two companies. So it's a nice and larger combined footprint. Any thoughts on as you looked at various Permian opportunities what you're thinking was in terms of whether you're looking more for expansion of footprint or consolidation of footprint? And also, I'm not really familiar with your gas infrastructure strategy in the Permian. I just wondered if you could talk a little bit about that and how that might shift with the with the merger? Beth McDonald Yeah, I'll start with just talking high level about the synergies that we see from the combined footprint. And I know I'm repeating myself a little bit, but we have joint learnings that we have between the two companies. We know that in certain zones we outperform each other. So we can combine those learnings, as well as the Civitas longer lateral learnings. And we think that will really drive down our cost on the drilling side. As far as our technical expertise, we think SM Energy really can unlock value on a performance side. So we think that combined operational excellence, as well as the scale purchasing power, de-bundling, bringing in chemicals in-house, those kinds of things can really drive that efficiency. You know as far as the gas infrastructure, we've really been focused on increasing our margins there and getting that gas to market as much as we can. So you're very familiar probably with Waha prices. And so we've been doing a great job there on the hedging side to really cover us as far as Waha is concerned. But we've never had any takeaway issues, so we don't expect those to continue. Herb Vogel And Noel, I'll just chime in and just say that, if you come out of the southern Midland Basin five or six years ago, people underestimated how good the economics were there. And over time, people have recognized there's more zones there that are economic and we can actually do better in them. And that's partly technology and partly lateral length. So that's the way to look at it is there's opportunity to improve on historical southern Midland Basin potential for the industry as a whole. Noel Parks Managing Director – CleanTech and E&P, Tuohy Brothers Investment Research Inc Got it. Thanks. And I was wondering, in terms of the post-deal accounting, is there anything for us to be aware of as far as tax carry forwards. Of course, we’re going to have some tax legislative changes for 2026. But just wondering if there any considerations there?

15 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 Wade Pursell Yeah, it's a great question, in this environment especially. Nothing significant to answer your question about the impact of tax NOL carry forwards. We're both benefiting from the Big Beautiful Bill. No question. As far as how much federal taxes that we both have – Civitas is very similar to us in that regard. So minimal taxes in the foreseeable future. I would say a similar story on a combined basis. Noel Parks Managing Director – CleanTech and E&P, Tuohy Brothers Investment Research Inc Great. Thanks a lot. Wade Pursell Thank you. Operator Our next question is from Bill Dezellem with Tieton Capital Management. Please proceed. Bill Dezellem Founder, President & Chief Investment Officer, Tieton Capital Management Thank you. Would you please discuss your strategy for production growth and what goals you do or do not have? And how that interrelates with cash flow generation please? Herb Vogel Yeah. Bill, this is Herb. Just briefly, if you’ve followed us for a long-time, you know we plan each year looking forward the next 2 to 3 years and maximize free cash flow generation. So production is not an input or a goal, it's an output of that maximization and it's driven by commodity price and commodity price mix, and we continue to drive that. And that's been very successful for us in achieving our targets on the debt side, free cash flow generation and return of capital. So that's the way to look at. Don't think of production targets. Think of maximizing free cash flow generation. Wade Pursell To that point. I mean, we shoot for flattish. Obviously, we could generate a ton of free cash by letting it fall. Looking at it over a multi year period, I think is the key to that. Bill Dezellem Founder, President & Chief Investment Officer, Tieton Capital Management Thank you, both. Operator As a reminder, the star, one on your telephone keypad if you would like to ask a question. Our next question is from Geoff Jay with Daniel Energy Partners. Please proceed.

16 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 Geoff Jay Partner, Daniel Energy Partners Hi. Good morning. Just one for me. As I look at the D&C synergy number, I'm just wondering, and I'm sorry if I missed it, but is there a reduction in activity that's contemplated in that figure or is it purely efficiency, pricing, etc.? Beth McDonald Hey, Geoff, it's efficiency and pricing only. So we have not baked in anywhere any sort of change in activity. Geoff Jay Partner, Daniel Energy Partners Okay. Thank you. Beth McDonald Yep. Operator Our final question is from Scott Hanold with a follow-up with RBC Capital Markets. Please proceed. Scott Hanold Managing Director – Energy Research, RBC Capital Markets Yeah, thanks. Appreciate the follow up. And just a question on the management structure moving forward. Obviously, in the first part of next year this merger is expected to happen and Beth will be taking over the CEO role. Can you discuss what are the plans to backfill the COO role? And with Beth, you're stepping up into a new role and certainly with the merger it's going to create a lot of work and potential complexities. Can you talk to your priorities as you take the reins? Herb Vogel Let me just start that we haven't announced the leadership fully. We got in mind where we're going to go and really be focused on getting the synergies and having an effective integration. And Beth, you want take? Beth McDonald And I would just say the priorities of where we're taking SM Energy haven't changed. They’re long lasting and they're really focused – especially as it relates to this deal – on debt reduction, keeping our fixed dividend, and then growing that over time, once we get back to that one times level and then going back to the share repurchases. And so that is the continuation of what we've been doing, as well as adding to our inventory for a sustainable and repeatable program long-term.

17 SM Energy Company – SM Energy and Civitas Resources Merger Joint Conference Call– November 3, 2025 Scott Hanold Managing Director – Energy Research, RBC Capital Markets Okay. I appreciate that. Well, we'll look forward to seeing that. And just really quickly, I think you kind of inferred this or said this – but just to make sure I’ve got my thought straight. But the way we should look at the combined company moving forward in terms of allocation of activity between the basins, it should be very similar to what individual companies have at this point pending any decisions you make later on? Beth McDonald Yeah, I think that's a good assumption for right now, Scott. Scott Hanold Managing Director – Energy Research, RBC Capital Markets Okay. Thank you. Wouter Van Kempen Civitas’ Interim Chief Executive Officer Thank you. Operator There are no further questions. I would like to turn the conference over to Herb Vogel for closing remarks. Herb Vogel Thank you, Cheri, and thank you all for joining us today. Operator Thank you. This will conclude today's conference. You may disconnect your lines at this time and thank you for your participation.

No O er or Solicitation This communication is for informational purposes only and is not intended to, and shall not, constitute an o er to buy or sell or the solicitation of an o er to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such o er, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No o ering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of SM Energy and Civitas and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”). Each of the Company and Civitas may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that the Company or Civitas Resources, as applicable, may file with the SEC in connection with the proposed transaction. After the Registration Statement has been declared e ective by the SEC, a definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of each of the Company and Civitas. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND CIVITAS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CIVITAS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing important information about the Company, Civitas Resources and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.sm- energy.com/investors. Copies of the documents filed with the SEC by Civitas will be available free of charge on Civitas’ website at https://ir.civitasresources.com/investor- relations/Overview/default.aspx. The information included on, or accessible through, the Company’s or Civitas’ website is not incorporated by reference into this communication. Participants in the Solicitation The Company, Civitas and certain of their respective directors and executive o icers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive o icers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000032/sm- 20250404.htm) and a Form 8-K filed by the Company on September 8, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000116/sm- 20250904.htm). Information about the directors and executive o icers of Civitas, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in a Form 8-K filed by Civitas on August 6, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925074774/tm2522747d1_ 8k.htm), a Form 8-K filed by Resources on May 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925045550/tm2514090d1_ 8k.htm), and Civitas’ proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000155837025005077/civi- 20241231xdef14a.htm). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company and Civitas using the sources indicated above.